Exhibit 99.3

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made as of October 2, 2019 by and among:

(1)	ReneSola Ltd, a British Virgin Islands business company with registered number 1016246 (the “Company”);

(2)	Shah Capital Opportunity Fund LP (together with its Affiliates, the “Investor”); and

(3)	Mr. Xianshou Li (“Mr. Li”),

(4)	ReneSola Singapore Pte. Ltd., a company incorporated in Singapore (“ReneSola Singapore”), and

(5)	Champion Era Enterprises Limited, a British Virgin Islands company (“Champion”, together with Mr. Li and ReneSola Singapore, the “Founder Parties”).

The parties listed above are referred to herein collectively as “Parties” and individually as a “Party.”

RECITALS

(A)	The Company and the Investor entered into a share purchase agreement, dated as of September 29, 2019 (the “Share Purchase Agreement”), pursuant to which, among other things, the Company issued and sold to the Investor the Purchased Shares at the Closing (the “Transaction”);

(B)	The Founder Parties collectively Beneficially Owns, as of immediately prior to the Closing, approximately 60.4% of the outstanding Shares of the Company (such Shares, the “Founder Shares”).

(C)	In connection with and as a closing deliverable at the Closing (as defined below) contemplated by the Share Purchase Agreement, the Company, the Founder Parties and the Investor have agreed to enter into this Agreement.

WITNESSETH

NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1.	Interpretation

1.1	Definitions. The following terms shall have the meanings ascribed to them below. Capitalized terms not otherwise defined herein shall have their respective meanings in the Share Purchase Agreement.

“Acceptance Notice” shall have the meaning ascribed to this term in Section 6.1.

“Adverse Persons” means the Persons listed in Schedule I hereof and any Affiliates of any such Person to the extent actually known by the Investor to be an Affiliate of such Person.

“Agreement” shall have the meaning ascribed to this term in the preamble to this Agreement.

“At-the-Market Offering” means a Registration in which securities of the Company are sold to the public through one or more investment banks or financial advisors as agent to the selling shareholder (but not as underwriter on a firm commitment basis).

“Beneficially Own” or “Beneficial Ownership” means, with respect to any securities, having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Exchange Act.

“Board” or “Board of Directors” means the board of directors of the Company.

“Champion” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Code” shall have the meaning ascribed to this term in Section 2.11(a).

“Company CFC” shall have the meaning ascribed to this term in Section 2.11(c).

“Company PFIC” shall have the meaning ascribed to this term in Section 2.11(a).

“Company Securities” means any Equity Securities of the Company, whether issued before, at or after the date hereof.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Form F-3” means Form F-3 promulgated by the SEC under the Securities Act or any successor form or substantially similar form then in effect.

“Founder Parties” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Founder Shares” shall have the meaning ascribed to this term in the recitals to this Agreement.

“Holder” means the Investor so long as the Investor holds any Registrable Securities and any assignee thereof to whom rights under Section 2 have been duly assigned in accordance with Section 2.12.

“Investor” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Investor Directors” shall have the meaning ascribed to this term in Section 3.1(a).

“Investor Tag-Along Amount” shall have the meaning ascribed to this term in Section 6.1.

“Lockup Date” shall have the meaning ascribed to this term in Section 4.1(a).

“Memorandum and Articles” means the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of the Company, amended and restated on August 28, 2013, as amended and restated from time to time.

“Mr. Li” shall have the meaning ascribed to this term in the preamble to this Agreement.

“New Securities” shall mean any Equity Securities of any Group Company, other than any Equity Securities of the Company issued pursuant to a duly adopted equity incentive plan of the Company.

“NYSE” means The New York Stock Exchange.

“Participation Notice” shall have the meaning ascribed to this term in Section 7.2.

“Pro Rata Share” shall have the meaning ascribed to this term in Section 7.4.

“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments, and all other material incorporated by reference in such prospectus.

“Registrable Securities” means all of the Purchased Shares; and any other Equity Securities of the Company (a) held by the Investor as of the date of this Agreement, (b) acquired by the Investor after the date of this Agreement, or (c) issued or issuable with respect to any such Shares by way of share split, share dividend, recapitalization, exchange or similar events; provided that any such Equity Securities shall cease to be Registrable Securities if (i) they have been registered and sold pursuant to an effective Registration Statement, (ii) they have been transferred by a Holder in a transaction in which the Holder’s rights under this Agreement are not, or cannot be, assigned, (iii) they may be sold pursuant to Rule 144 under the Securities Act without any limitation or restriction thereunder, or (iv) they have ceased to be outstanding.

“Registration” means a registration with the SEC of the offer and sale to the public of Registrable Securities under a Registration Statement. The terms “Register,” “Registered” and “Registering” shall have a correlative meaning.

“Registration Expenses” shall mean all expenses incident to the Company’s performance of or compliance with this Agreement, including all (i) registration, qualification and filing fees; (ii) expenses incurred in connection with the preparation, printing and filing under the Securities Act of the Registration Statement, any Prospectus and any issuer free writing prospectus and the distribution thereof; (iii) the reasonable fees and expenses of the Company’s counsel and independent accountants; (iv) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Shares under the state blue sky laws (including the related fees and expenses of counsel); (v) the costs and charges of any transfer agent and any registrar; (vi) all expenses and application fees incurred in connection with any filing with, and clearance of an offering by, Financial Industry Regulatory Authority, Inc.; (vii) expenses incurred in connection with any “road show” presentation to potential investors; (viii) printing expenses, messenger, telephone and delivery expenses; (ix) fees and expenses of listing any Registrable Securities on any securities exchange on which the Shares are then listed, including all fees of the depositary of the Company in connection with the deposit by a Holder of its Shares in exchange for ADSs; and (x) any reasonable fees and expenses of one legal counsel representing a Holder not exceeding $10,000; but in each case excluding any Selling Expenses.

“Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“ReneSola Singapore” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Sale Notice” shall have the meaning ascribed to this term in Section 6.1.

“Selling Expenses” means all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder.

“Share Purchase Agreement” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Shelf Registration” means a Registration Statement of the Company on Form F-3 for an offering to be made on a delayed or continuous basis of Shares pursuant to Rule 415 under the Securities Act (or similar provisions then in effect).

“Tag-Along Sale” shall have the meaning ascribed to this term in Section 6.1.

“Tag-Along Sale Amount” shall have the meaning ascribed to this term in Section 6.1.

“Tax Advisor” shall have the meaning ascribed to this term in Section 2.11(a).

“Transaction” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Transfer” shall have the meaning ascribed to this term in Section 4.1.

“Transferring Founder Party” shall have the meaning ascribed to this term in Section 6.1.

“Underwritten Offering” means a Registration in which securities of the Company are sold to an underwriter or underwriters on a firm commitment basis for reoffering to the public.

1.2	Interpretation. For all purposes of this Agreement, except as otherwise expressly provided, (i) the terms defined in this Section 1 shall have the meanings assigned to them in this Section 1 and include the plural as well as the singular, (ii) all references in this Agreement to designated “Sections” and other subdivisions are to the designated Sections and other subdivisions of the body of this Agreement, (iii) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms, (iv) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision, (v) all references in this Agreement to designated schedules, exhibits and annexes are to the schedules, exhibits and annexes attached to this Agreement unless explicitly stated otherwise, (vi) “or” is not exclusive, (vii) the term “including” will be deemed to be followed by “, but not limited to,” (viii) the terms “shall,” “will,” and “agrees” are mandatory, and the term “may” is permissive, and (ix) the term “day” means “calendar day.”

2.	Registration Rights.

2.1	Shelf Registration.

(a)	Shelf Registration. To the extent permitted under applicable Law, upon a written request by any Holder, the Company shall take all necessary actions as reasonably required by such Holder to prepare and file a Shelf Registration covering the offering and sale of the Registrable Securities pursuant to Rule 415 under the Securities Act and the Company shall use its reasonable best efforts to cause such Shelf Registration to become effective or declared effective by the SEC as promptly as practicable after such filing (but in any event not later than forty five (45) days from the date of written request from such Holder).

The Company shall provide such Shelf Registration (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) to the Holders and their counsel at a reasonable time prior to its filing or other submission.

The Company shall notify the Holders by facsimile or email as promptly as practicable after any such Shelf Registration becomes or is declared effective.

(b)	Shelf Takedown. After the Lockup Date (or an earlier date agreed by the Company in writing), if any Holder of Registrable Securities included on a Shelf Registration delivers a written notice to the Company specifying the kind and number of such Registrable Securities such Holder wishes to sell or distribute (the “Takedown Notice”), the Company shall take all actions reasonably requested by such Holder, including amending or supplementing such Shelf Registration, as may be necessary to enable such Registrable Securities to be sold or distributed in accordance with the intended method of distribution set forth in the Takedown Notice, including an Underwritten Offering, as expeditiously as practicable; provided, however, that (i) a Holder may not require the Company to effect a shelf takedown that is an Underwritten Offering unless the Registrable Securities to be registered exceed 20% of the total Registrable Securities as of the date of this Agreement, (ii) a Holder may not require the Company to effect more than two shelf takedowns that are Underwritten Offerings in any 12-month period, (iii) a Holder may not require the Company to effect more than two shelf takedowns (other than shelf takedowns that are Underwritten Offerings) in any 12-month period and (iv) a Holder may not require the Company to effect more than four shelf takedowns that are Underwritten Offerings.

(c)	Effective Registration. The Company shall use its reasonable best efforts to keep the Shelf Registration for purposes of Section 2.1(a) continuously effective under the Securities Act in order to permit the Prospectus forming a part thereof to be usable by a Holder until the termination of the registration rights pursuant to Section 2.10.

(d)	Underwritten Offering. In the event that a Holder intends to distribute the Registrable Securities in a Registration by means of an Underwritten Offering, no Holder may include Registrable Securities in such Registration unless such Holder, subject to the limitations set forth in Section 2.6, (i) agrees to sell its Registrable Securities on the basis provided in the applicable underwriting arrangements; (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; and (iii) cooperates with the Company’s reasonable requests in connection with such Registration (it being understood that the Company’s failure to perform its obligations hereunder, which failure is caused by such Holder’s failure to cooperate, will not constitute a breach by the Company of this Agreement).

(e)	Priority of Securities in an Underwritten Offering. If the managing underwriter or underwriters of a proposed Underwritten Offering informs the Company and a Holder with Registrable Securities in the proposed Underwritten Offering in writing that, in its or their opinion, the number of securities requested to be included in such Underwritten Offering exceeds the number that can be sold in such Underwritten Offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the number of securities to be included in such Underwritten Offering shall be reduced to the extent necessary to reduce the total number of securities to be included in such offering to the number recommended by the managing underwriter or underwriters in the following order of priority: first, there shall be excluded from the Underwritten Offering any securities to be sold for the account of any selling securityholder, including such Holder, that have been requested to be included therein pursuant to piggyback registration rights (including Section 2.2), pro rata based on the number of securities owned by such selling securityholder; second, there shall be excluded from the Underwritten Offering any securities to be sold for the account of selling securityholders, including such Holder, that originally requested the Underwritten Offering, pro rata based on the number of securities owned by such selling securityholder to the extent there is more than one such initiating selling securityholder; and finally, there shall be excluded from the Underwritten Offering any securities to be sold for the account of the Company.

(f)	Eligibility for Form F-3. The Company represents and warrants to each Holder as of the date hereof that the Company meets the requirements for use of Form F-3 under the Securities Act. The Company shall use reasonable best efforts to maintain its eligibility for a Shelf Registration under Form F-3 and in the event that the Company fails to meet the requirements for use of Form F-3, the Company shall be required to perform its obligations under this Agreement as if all references to “Form F-3” were replaced by “Form F-1” for the purposes of the definition of “Shelf Registration”.

2.2	Piggyback Registrations.

(a)	Participation. After the Lockup Date (or an earlier date agreed by the Company in writing), if the Company proposes to file a Prospectus as part of any Registration Statement under the Securities Act with respect to any offering of Company Securities for its own account and/or for the account of any other Persons (other than a Registration (i) under Section 2.1 hereof, (ii) pursuant to a Registration Statement on Form S-8 (or other registration solely relating to an offering or sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit arrangement) or Form F-4, Form S-4 or similar form that relates to a transaction subject to Rule 145 under the Securities Act, (iii) pursuant to any form that does not include substantially the same information as would be required to be included in a Registration Statement covering the sale of Registrable Securities, (iv) in connection with any dividend reinvestment or similar plan, (v) for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity or any similar transaction, or (vi) that relates to an offering of Company Securities that is not underwritten and that occurs at a time when a Shelf Registration is effective in accordance with Section 2.1(a)), then the Company shall give written notice of such proposed filing to each Holder as soon as practicable, and such notice shall offer such Holder the opportunity to Register under such Registration Statement such number of Registrable Securities as each such Holder may request in writing (a “Piggyback Registration”). Subject to this Section 2.2(a) and Section 2.2(c), the Company shall use reasonable best efforts to include in such Registration Statement all such Registrable Securities that are requested to be included therein within six (6) Business Days after the date of any such notice. If the offering pursuant to a Registration Statement pursuant to this Section 2.2(a) is to be an Underwritten Offering, then each Holder making a request for a Piggyback Registration pursuant to this Section 2.2(a) shall, and the Company shall use reasonable best efforts to coordinate arrangements with the underwriters so that each such Holder may, participate in such Underwritten Offering. If the offering pursuant to such Registration Statement is to be on any other basis, then each Holder making a request for a Piggyback Registration pursuant to this Section 2.2(a) shall, and the Company shall use reasonable best efforts to coordinate arrangements so that each such Holder may, participate in such offering on such basis. If the Company files a Shelf Registration for its own account and/or for the account of any other Persons, the Company agrees that it shall use its reasonable best efforts to include in such Registration Statement such disclosures as may be required by Rule 430B under the Securities Act in order to ensure that such Holder may be added to such Shelf Registration at a later time through the filing of a Prospectus supplement rather than a post-effective amendment.

(b)	Right to Withdraw. Each Holder shall have the right to withdraw such Holder’s request for inclusion of its Registrable Securities in any Underwritten Offering pursuant to this Section 2.2 at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of such Holder’s request to withdraw and, subject to the preceding clause, each Holder shall be permitted to withdraw all or part of such Holder’s Registrable Securities from a Piggyback Registration at any time prior to the printing of the preliminary Prospectus.

(c)	Priority of Piggyback Registration. If the managing underwriter or underwriters of any proposed Underwritten Offering of a class of Registrable Securities included in a Piggyback Registration informs the Company and a Holder in writing that, in its or their opinion, the number of securities of such class which such Holder and any other Persons intend to include in such Underwritten Offering exceeds the number which can be sold in such Underwritten Offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such Underwritten Offering shall be reduced to the extent necessary to reduce the total number of securities to be included in such offering to the number recommended by the managing underwriter or underwriters in the following order of priority: first, there shall be excluded from the Underwritten Offering any securities to be sold for the account of any selling securityholder, including such Holder, that have been requested to be included therein pursuant to piggyback registration rights (including this Section 2.2), pro rata based on the number of securities owned by such selling securityholder; second, there shall be excluded from the Underwritten Offering any securities to be sold for the account of selling securityholders, including such Holder, that originally requested the Underwritten Offering, pro rata based on the number of securities owned by such selling securityholder to the extent there is more than one such initiating selling securityholder; and finally, there shall be excluded from the Underwritten Offering any securities to be sold for the account of the Company.

(d)	Determination Not to Conduct Offering. If at any time after giving a Piggyback Registration notice and prior to the filing of a final prospectus supplement in connection with such offering, the Company shall determine for any reason not to offer the securities originally intended to be included in such offering, the Company may, at its election, give written notice of such determination to each Holder and thereupon the Company shall be relieved of its obligation to include any Holder’s Registrable Securities in such offering.

2.3	Notification to Holder. The Company shall advise each Holder promptly in writing of the existence of any fact and the happening of any event that makes any statement of a material fact made in any Registration Statement or Prospectus untrue, or that requires the making of any additions to or changes in any Registration Statement or Prospectus in order to make the statements therein not misleading and in such event the Company shall prepare and file with the SEC, as soon as reasonably practicable, an amendment to such Registration Statement or an amendment or supplement to such Prospectus or a report on Form 6-K, as the case may be, so that, as so amended or supplemented, such Registration Statement and such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances then existing, not misleading. Upon receipt of such written advice, each Holder shall discontinue and refrain from making any sales of Registrable Securities, until such time as the Company advises such Holder that such Registration Statement or such Prospectus no longer contains an untrue statement or omission of a material fact, and if so directed by the Company, such Holder will deliver to the Company (at the Company’s expense) all copies of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. Notwithstanding anything to the contrary herein, (a) the Company shall not exercise its rights under the preceding sentence to suspend sales of Registrable Securities for a period in excess of forty-five (45) consecutive calendar days, and (b) no such suspension may occur for more than once in any period of twelve (12) consecutive months.

2.4	Holder Information. As a condition precedent to any Registration hereunder, the Company may require each Holder as to which any Registration is being effected to furnish to the Company, and each such Holder agrees to furnish to the Company, such information regarding the distribution of such securities and such other information relating to such Holder, its ownership of Registrable Securities and other matters as the Company may from time to time reasonably request in writing to enable the Company to comply with the provisions of this Agreement.

2.5	Underwriting Agreement in Underwritten Offerings. If requested by the managing underwriters for any Underwritten Offering, the Company and the participating Holders shall enter into an underwriting agreement in customary form with such underwriters for such offering.

2.6	Registration Expenses. In the case of any Registration of Registrable Securities required pursuant to this Agreement (including any Registration that is delayed or withdrawn) or proposed Underwritten Offering pursuant to this Agreement, the Company shall pay all Registration Expenses regardless of whether the Registration Statement becomes effective or the Underwritten Offering is completed; provided, however, that in the case of any proposed shelf takedown pursuant to this Agreement that is an Underwritten Offering or an At-the-Market Offering, the participating Holders shall share such out-of-pocket Registration Expenses (other than Registration Expenses to the extent such Registration Expenses would have been incurred by the Company if the shelf takedown were not an Underwritten Offering or At-the-Market Offering) on a pro rata basis with reference to the number of the Registered Securities being offered by the Investor in such shelf takedown and promptly reimburse such expenses to the Company upon request regardless of whether such Underwritten Offering or At-the-Market Offering is completed. The Company shall have no obligation to pay any Selling Expenses.

2.7	Indemnification.

(a)	Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the full extent permitted by law, each Holder and such Holder’s officers, directors, employees, advisors, Affiliates and agents and each Person who controls (within the meaning set forth in the Securities Act or the Exchange Act) such Holder from and against any and all losses, claims, damages, liabilities (or actions in respect thereof) and expenses, joint or several (including reasonable costs of investigation and legal expenses) (each, a “Loss” and collectively “Losses”) arising out of or based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was Registered under the Securities Act (including any final or preliminary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein), or any such statement made in any free writing prospectus (as defined in Rule 405 under the Securities Act) that the Company has filed or is required to file pursuant to Rule 433(d) of the Securities Act, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading, or (iii) any violation or alleged violation of the Securities Act, the Exchange Act, any federal or state or foreign securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or other applicable securities law in connection with the offering covered by such registration statement; provided, however, that the Company shall not be liable to any particular indemnified party in any such case to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any such Registration Statement (including any final or preliminary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein) or any such statement made in any free writing prospectus in reliance upon and in conformity with written information furnished to the Company by such indemnified party expressly for use in the preparation thereof. This indemnity shall be in addition to any liability the Company may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any indemnified party and shall survive the transfer of such securities by such Holder.

(b)	Indemnification by the Selling Holder. Each selling Holder agrees (severally and not jointly) to indemnify and hold harmless, to the full extent permitted by law, the Company and the Company’s directors, officers, employees, advisors, Affiliates and agents and each Person who controls (within the meaning set forth in the Securities Act or the Exchange Act) the Company from and against any Losses arising out of or based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was Registered under the Securities Act (including any final or preliminary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein), or any such statement made in any free writing prospectus that the Company has filed or is required to file pursuant to Rule 433(d) of the Securities Act, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading to the extent, but, in each case (i) or (ii), only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission is made in reliance upon and in conformity with any written information furnished by such selling Holder to the Company expressly for inclusion in such Registration Statement, Prospectus, preliminary Prospectus or free writing prospectus. This indemnity shall be in addition to any liability the selling Holder may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any indemnified party.

(c)	Conduct of Indemnification Proceedings. Any Person seeking indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (it being understood that any delay or failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder to the extent that it is materially prejudiced by reason of such delay or failure) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim within 15 Business Days after receipt of notice of such claim from the Person seeking indemnification hereunder or fails to employ counsel reasonably satisfactory to such Person within 15 Business Days after receipt of notice of such claim or to pursue the defense of such claim in a reasonably vigorous manner, (c) the named parties to any proceeding include both such indemnified and the indemnifying party and the indemnified party has reasonably concluded (based on written advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, or (d) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest may exist between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent, but such consent shall not be unreasonably withheld, conditioned or delayed. If the indemnifying party assumes the defense, the indemnifying party shall not have the right to settle such action or enter into any judgment without the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such settlement or judgment (i) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability in respect to such claim or litigation, (ii) does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any indemnified party and (iii) does not provide for any action on the part of any party other than the payment of money damages which is to be paid in full by the indemnifying party. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm (in addition to one local counsel) at any one time from all such indemnified party or parties unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) an indemnified party has reasonably concluded (based on written advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties or (z) a conflict or potential conflict exists or in the reasonable judgment of such Person may exist (based on advice of counsel to an indemnified party) between such indemnified party or parties and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel.

(d)	Contribution. If for any reason the indemnification provided for in Section 2.8(a) or Section 2.8(b) is unavailable to an indemnified party or insufficient to hold it harmless as contemplated by Section 2.8(a) or Section 2.8(b), then the indemnifying party shall, in lieu of indemnifying such indemnified party thereunder, contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand in connection with the statements or omissions which resulted in such Loss as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.8(d). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The amount paid or payable by an indemnified party hereunder shall be deemed to include, for purposes of this Section 2.8(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, preparing to defend or defending against or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding. If indemnification is available under this Section 2.8, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 2.8(a) and Section 2.8(b) hereof without regard to the relative fault of said indemnifying parties or indemnified party.

2.8	Reporting Requirements; Rule 144. The Company shall use its reasonable best efforts to be and remain in compliance with the periodic filing requirements imposed under the SEC’s rules and regulations, including the Exchange Act, and thereafter shall timely file such information, documents and reports as the SEC may require or prescribe under Section 13 or 15(d) (whichever is applicable) of the Exchange Act. If the Company is not required to file such reports during such period, it will, upon the request of any Holder, make publicly available such necessary information for so long as necessary to permit sales pursuant to Rule 144 or Regulation S under the Securities Act, and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without Registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 or Regulation S under the Securities Act, as such Rules may be amended from time to time, or (b) any rule or regulation hereafter adopted by the SEC.

2.9	Termination. The Company shall have no obligations to register any Registrable Securities proposed to be sold by any Holder upon the earlier of (i) the sixth anniversary of the Lockup Date and (ii) such time as there are no Registrable Securities.

2.10	Obligations of the Company. Without limiting the other provisions of this Agreement, whenever required to effect the registration of any Registrable Securities under this Agreement, the Company shall keep each Holder advised in writing as to the initiation of such registration and as to the completion thereof, and shall, at its expense and as expeditiously and as reasonably possible:

(a)	furnish to each Holder such number of copies of registration statements and prospectuses, including a preliminary prospectus, in conformity with the requirements of the Securities Act or other applicable securities laws, and such other documents as it may reasonably request in order to facilitate the disposition of the Registrable Securities owned by it that are included in such registration;

(b)	use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by any Holder, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(c)	if the registration relates to an offering of depositary shares or other securities representing Equity Securities deposited pursuant to a deposit agreement or similar facility, cause the depositary under such agreement or facility to accept for deposit under such agreement or facility all Registrable Securities requested by any Holder to be included in such registration in accordance with this Section 2;

(d)	furnish, at the request of any Holder, on the date that such Registrable Securities are delivered to the underwriter(s) for sale, if such securities are being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purpose of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to such Holder, addressed to the underwriters, if any, and to such Holder, and (ii) a “comfort” letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to such Holder, addressed to the underwriters, if any, and such Holder; and

(e)	cause all such Registrable Securities registered pursuant hereto to be listed on the NYSE, or such other internationally recognized exchange, for long as the Company’s securities are listed on such exchange.

2.11          Tax Reporting.

(a)	The Company shall use commercially reasonable efforts to determine annually, based on the advice of the independent U.S. tax advisor to the Company (the “Tax Advisor”), and each Holder has the right reasonably to determine, whether the Company or any of its Subsidiaries is a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code, as amended, (the “Code”) (any entity so determined shall be referred to as a “Company PFIC”). Upon determining that the Company or any of its Subsidiaries is a Company PFIC for a taxable year, the Company shall promptly notify each Holder of such determination. To the extent that the Tax Advisor is at all times fully competent to advise on the matters covered by this paragraph, the Company shall be entitled to rely conclusively on, and shall not be liable for, such advice.

(b)	With respect to any Company PFIC, the Company shall, within 120 days after the end of such taxable year or soon as reasonably practical thereafter, provide such information to each Holder to enable such Holder to complete its U.S. Internal Revenue Service Form 8621 with respect to such Company PFIC, including furnishing such Holder with a “PFIC Annual Information Statement,” and provide any other statements, information and documentation as such Holder may reasonably request for such Holder to make and/or maintain a “qualified electing fund” election, as such terms are defined in Section 1295 of the Code and the Treasury Regulations thereunder, with respect to such Company PFIC.

(c)	The Company shall use commercially reasonable efforts to determine annually, based on the advice of the Tax Advisor, whether the Company or any of its Subsidiaries is a “controlled foreign corporation” within the meaning of Section 957 of the Code (a “Company CFC”). Upon determining that the Company or any of its Subsidiaries is a Company CFC for a taxable year, then not later than ninety (90) days following the end of such Company CFC’s tax year, the Company shall use commercially reasonable efforts to determine whether any Holder is a “United States shareholder” of the Company CFC (as defined in Section 951(b) of the Code. For the avoidance of doubt, nothing herein shall require the Company to take into account any indirect investment by any Holder or its equity owners or Affiliates in the Company CFC that has not been disclosed to the Company. To the extent any Holder is a United States shareholder of the Company CFC, the Company shall provide such Holder with (i) such Company CFC's capitalization table at the end of such taxable year and (ii) any additional information that such Holder reasonably requests and that is within such Company CFC’s possession or reasonably available to it and is not subject to confidentiality restrictions in order to (x) determine whether such Company CFC is a “controlled foreign corporation” as defined in the Code, and (y) determine whether such Holder is required to include any amount in its gross income with respect to such Company CFC for U.S. federal income tax purposes. The Company shall (and shall cause all of its Subsidiaries to), upon request, not later than ninety (90) days following the end of the Company CFC’s tax year, provide the information necessary to enable each Holder to comply with all CFC reporting, Code Section 6046 reporting, and other requirements of the Code with respect to such Company CFC and such Holder’s indirect interest in all of such Company CFC’s Subsidiaries.

2.12	Assignment.All rights and obligations of a Holder contained in this Section 2 may be assigned by such Holder to a transferee or assignee of any Registrable Securities, provided that (i) such transferee or assignee becomes an affiliate (as such term is used in Rule 144 under the Securities Act, as reasonably determined by such transferee or assignee) of the Company as a result of such transfer; (ii) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such rights are being assigned; (iii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Section 2 applicable to a Holder; and (iv) such transfer is in compliance with the provisions of Section 4 of this Agreement.

3.	Board Representation

3.1	Board of Directors.

(a)	The Parties hereto agree that, from and after the Closing, the Board will comprise seven (7) members, among which the Founder Parties collectively are entitled to appoint two directors and the Investor is entitled to appoint two directors (such directors, the “Investor Directors”). The rest of Board members shall be independent directors recommended by Mr. Li and the Investor after consultation with each other and approved at the annual general meeting.

(b)	Concurrently with the execution of this Agreement, the Company shall cause, and the Founder Parties shall take all actions to support and otherwise not to take any action to prevent, the appointment or election of the Investor Directors to the Board, including convening a meeting of the Board pursuant to the Memorandum and Articles and appointing the Investor Directors to the Board, and in the case of an election, (i) nominating such individuals to be elected as directors of the Company as provided herein, (ii) recommending to the shareholders of the Company the election of such Investor Directors to the Board in any meeting of shareholders to elect directors, including soliciting proxies in favor of the election of the Investor Directors, (iii) including such nomination and recommendation regarding such individuals in the Company’s notice for any meeting of shareholders to elect directors, and (iv) voting or causing to be voted all Company Securities which the Founder Parties or any of their respective Affiliates are entitled to vote in favor of the election of such individuals as directors of the Company.

(c)	In the event of any vacancy of any Investor Director due to any reason, including retirement, resignation, death, disability or removal of such Investor Director, the Investor shall have the exclusive right to designate a replacement to fill such vacancy and serve on the Board, and the Company shall promptly cause the appointment or election of such individual to the Board (who shall, following such appointment or election, be an Investor Director for purposes of this Agreement). Each Founder Party shall take actions to support, and otherwise not to take any actions to prevent, any such appointment or election, including voting or causing to be voted all Company Securities which he or it or any of his or its Affiliates is entitled to vote in favor of the appointment or election of such individual to the Board, if applicable.

(d)	At any meeting of the Board or any annual general or other meeting of the shareholders of the Company, when and if held, at which any Investor Director is up for re-appointment or re-election to the Board, the Company shall cause the Board to re-appoint such Investor Director to serve on the Board, and the Company and the Founder Parties shall use best efforts to ensure that such Investor Director is re-elected by the shareholders of the Company to the Board pursuant to the terms of the Memorandum and Articles and applicable Law, including (i) nominating such individuals to be re-elected as a director as provided herein, (ii) recommending to the shareholders of the Company the re-election of such Investor Directors to the Board in any meeting of shareholders to elect directors, including soliciting proxies in favor of the re-election of the Investor Directors, (iii) including such nomination and recommendation regarding such individuals in the Company’s notice for any meeting of shareholders to elect directors, and (iv) voting or causing to be voted all Company Securities which the Founder Parties or any of their respective Affiliates are entitled to vote in favor of the re-election of such individuals as directors of the Company.

(e)	The Investor shall ensure that each individual nominated by it to serve on the Board shall meet all qualifications required by written policies of the Company in effect from time to time that apply to all nominees for the Board and by applicable Law, SEC rules and the requirements of NYSE.

(f)	The Company shall ensure, to the extent permitted by applicable Law, that each Investor Director shall enjoy the same rights, capacities, entitlements, indemnification rights and compensation as any other members of the Board. Each Investor Director shall be entitled to reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board to the same extent as other members of the Board. The Company shall notify each Investor Director of all regular meetings and special meetings of the Board. The Company shall provide each Investor Director with copies of all notices, minutes, consents and other material that it provides to all other members of the Board concurrently with such materials being provided to such other members.

4.	Transfer

4.1	Transfer Restrictions.

(a)	Other than to a Affiliate of the Investor, the Investor shall not, and shall cause its Affiliates not to, directly or indirectly, transfer, sell, hedge, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or otherwise dispose of any Purchased Shares by operation of Law or otherwise (any such occurrence, a “Transfer”) prior to the date that is the 181th day following the date of the Closing (such date, the “Lockup Date”), without the prior written consent of the Company.

(b)	Unless otherwise agreed by the Company in writing, the Investor shall not, and shall cause its Affiliates not to, Transfer any Purchased Shares to any Adverse Persons, other than any Transfer through open market brokerage transaction or any underwritten offering. The Investor shall no longer be subject to the foregoing restriction following any breach by the Company or any Founder of this Agreement.

(c)	Without the prior written consent of the Board, the Founder Parties shall not voluntarily Transfer any Shares in an aggregate amount exceeding five percent (5%) of the total outstanding Shares between the date of this Agreement and the Lockup Date.

4.2	No Avoidance of Restrictions. The Parties hereto agree that the Transfer restrictions in this Agreement shall not be capable of being avoided by the holding of Purchased Shares or the Founder Shares indirectly through a company or other entity that can itself be sold in order to dispose of an interest in Purchased Shares or Founder Shares free of such restrictions, or any trust, derivative contract or other economic arrangement transferring the benefits of ownership of any Purchased Shares or any Founder Shares. The Investor, on the one hand, and the Founder Parties, on the other, undertake that each of them shall not take any action intended to avoid such restrictions in any manner. Any Transfer or other disposal of any shares (or other interest) resulting in any change in the control of the Investor or any Founder Party or of any Person having control over such Investor or any Founder Party shall be treated as being a Transfer of the Purchased Shares held by such Investor or any Founder Shares by such Founder Party, and the provisions of this Agreement that apply in respect of the Transfer of Purchased Shares or Founder Shares shall thereupon apply in respect of the Purchased Shares or Founder Shares so held. Any Transfer in violation of this Section 4 shall be null and void ab initio and have no force or effect whatsoever. For the avoidance of doubt, any indirect Transfer or other disposal of any shares (or other interest) that does not result in any change in the control of the Investor or any Founder Party shall not be treated as a violation of this Section 4.

5.	Mutual Consultation

5.1	Mutual Consultation between the Founder Parties and the Investor.5.2

Following the Closing, the Founder Parties, on the one hand, and the Investor, on the other hand, shall consult with each other before any proposal regarding the following matters is submitted by or on behalf of either of them or any director appointed by either of them to (A) the Board or (B) the shareholders of the Company for approval, and if such proposal is not submitted by or on behalf of any of the foregoing persons, consult with each other before such proposal is voted by the Board or the shareholders of the Company:

(a)	recommendation of any candidate for director of any Group Company, except for directors that the Founder Parties or the Investor is entitled to appoint as set forth in Section 3.1;

(b)	any issuance or sale of any Equity Securities of any Group Company;

(c)	any future financing involving any Group Company;

(d)	material business operations, transactions and strategic adjustments of any Group Company;

(e)	appointment or removal of any key executive of any Group Company; and

(f)	all other matters to be decided by the Board or shareholders of the Company.

6.	Tag-Along Right

6.1	Exercise of Tag-Along Right. Notwithstanding anything to the contrary in this Agreement, the Investor is entitle to participate in the Tag-Along Sale and sell with a Founder Party pro rata pursuant to this Section 6.1(a), as specifically described below. If any Founder Party or any Affiliate of such Founder Party (a “Transferring Founder Party”) intends to Transfer all or a portion of his or its Equity Securities of the Company to a third party purchaser other than a Transfer to Mr. Li’s Immediate Family Members (the “Tag-Along Sale”), at least thirty (30) days prior to the completion of the Tag Along Sale, Mr. Li shall deliver a written notice (the “Sale Notice”) to the Company and to the Investor, specifying in reasonable details the number of Equity Securities to be Transferred in the contemplated Tag-Along Sale (the “Tag-Along Sale Amount”), the price and other terms and conditions of Tag-Along Sale. The Investor shall have the right, by notifying Mr. Li in writing (the “Acceptance Notice”) within fifteen (15) Business Days after receipt of the Sale Notice, to sell a number of the Purchase Shares which the Investor still holds up to the product (the “Investor Tag-Along Amount”) of (i) the Tag-Along Sale Amount multiplied by (ii) the quotient determined by dividing the number of Purchased Shares still held by the Investor as of the date of the Sale Notice by the aggregate number of Shares owned by the Transferring Founder Party as of the date of the Sale Notice. The Founder Parties shall ensure that the Transferring Founder Party may not Transfer any of Tag-Along Sale Amount to the third party purchaser unless and until such third party purchaser simultaneously purchases from the Investor the Investor Tag-Along Amount at the same per Share price and upon the same terms as set forth in the Sale Notice, provided, however, the Investor shall only be required to bear their proportionate share of any expenses, escrows, holdbacks or adjustments in respect of the purchase price or indemnification obligations; provided, further, that the Investor shall not be obligated to agree to any noncompetition, non-solicitation or similar restrictive covenants in order to participate in the Tag-Along Sale.

6.2	Abandon of Tag-Along Right.

(a)	The failure of the Investor to deliver the Acceptance Notice shall be deemed a waiver of right by the Investor under this Section 6.1 with respect to the Tag-Along Sale.

(b)	The Investor agrees to execute and deliver documentation reasonably required to consummate the Tag-Along Sale pursuant to Section 6.1. Notwithstanding the foregoing, if the Investor does not agree to execute and deliver or does not execute and deliver any such documentation, the Investor shall not be entitled to participate in the proposed Transfer.

7.	Pre-emptive Right

7.1	General. Subject to applicable Law and the provisions of the Memorandum and Articles, in the event any Group Company proposes to undertake any allotment and issuance of New Securities (other than to another Group Company), the Company hereby undertakes to the Investor that such Group Company shall not undertake such allotment and issuance of New Securities unless the Company first delivers to the Investor a Participation Notice (as define below) and complies with the provisions set forth in this Section 7. For the avoidance of doubt, the pre-emptive right provided by this Section 7 shall be exclusive to the Investor and shall not be transferable from the Investor thereof to any third party.

7.2	Participation Notice. Prior to any allotment and issuance of New Securities of any Group Company (in a single transaction or a series of related transactions), the Company shall give to the Investor a written notice of such Group Company’s intention to issue New Securities (the “Participation Notice”), describing the amount and type of New Securities, the price, price range or pricing mechanism (as applicable and as practicable) and the general terms upon which such Group Company proposes to issue such New Securities, and the Investor’s Pro Rata Share of such New Securities (as determined in accordance with Section 7.5). Such Participation Notice may be provided in advance of or following the entry by the such Group Company into a definitive agreement contemplating the issuance and allotment of the New Securities.

7.3	Exercise of Pre-emptive Right.

(a)	The Investor shall have ten (10) Business Days from the date of receipt of the Participation Notice to irrevocably elect in writing to purchase up to the Investor’s Pro Rata Share of such New Securities for the price, price range or pricing mechanism, and upon the terms and conditions specified in the Participation Notice, by giving a written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed the Investor’s Pro Rata Share). The Investor’s purchase of its Pro Rata Share of New Securities may be a portion of the initially contemplated amount of New Securities sold to the other recipients as initially contemplated, or may be an amount in addition to the initially contemplated amount of New Securities sold to the other recipients as initially contemplated, as determined by the Company. The price payable for any purchase of additional New Securities pursuant to this Section 7 shall be the same as the price offered to and payable by all other investors participating in such issuance.

(b)	If the Investor fails to so elect to purchase any of its Pro Rata Share of the New Securities in writing within such ten (10) Business Day period, then the Investor shall forfeit the right hereunder to purchase such Pro Rata Share of the New Securities.

(c)	The Company or the applicable Subsidiary, as the case may be, shall have ninety (90) days from the date of the Participation Notice to consummate the proposed issuance of any or all of such New Securities that the Investor has not elected to purchase to a third party subscriber at the price and upon terms that are not less favorable to the Company or such Subsidiary, as the case may be, than those specified in the Participation Notice. If the Company or the applicable Subsidiary, as the case may be, proposes to issue any such Subject Securities after such 90-day period, it shall again comply with the procedures set forth in this Section 7.

(d)	The Parties acknowledge and agree that the issuance of New Securities by the Company will be conducted in a manner in compliance with the Company’s insider trading policies and procedures. The Investor agrees to use commercially reasonable efforts to enable the Company to comply with such policies and procedures in connection with the Investor’s exercise of its rights under this Section 7.

7.4	Pro Rata Share. The Investor’s “Pro Rata Share,” for purposes of this Section 7, shall be the product obtainable by multiplying (i) the total number of New Securities (including, for the avoidance of doubt, the Investor’s Pro Rata Share), by (ii) the quotient determined by dividing the number of Shares held by the Investor at immediately following the Closing by the aggregate number of Shares outstanding at the Closing. For the avoidance of doubt, the Investor is entitled to purchase up to the Investor’s Pro Rata Share. Nothing is limiting the Investor from purchasing more than the Investor’s Pro Rata Share if the Company consents.

8.	Major Corporate Transactions

8.1	Major Corporate Transactions to be approved by the Board.

None of Group Companies may, and the Founder Parties shall cause each Group Company not to, enter into or facilitate the following major corporate transactions without the prior written approval of the Board:

(a)	the appointment or removal of its chief executive officer, chief financial officer or the chief operating officer;

(b)	(i) any transaction (or series of related transactions) with related persons (as defined for purpose of item 404 of Regulation S-K) that would result in payments (including future payments) by the Company and its subsidiaries of over RMB 5 million in the aggregate; or (ii) any transaction (or series of related transactions) that would result in payments (including future payments) by the Company and its subsidiaries of over US$ 3 million in the aggregate

(c)	incurrence of any new indebtedness in excess of US$5 million;

(d)	use of proceeds from the Transaction in excess of US$1 million, provided that no more than 10% of total proceeds from the Transaction may be distributed to or made available for use by the Company’s Subsidiaries in China or otherwise be used to fund the Company’s China operation.

(e)	appointment or removal of auditor or accounting firm;

(f)	providing any guarantee or subject any of its assets to any Lien;

(g)	transfer, sale, exclusively license or otherwise disposal of any asset valued at over US$ 5 million;

(h)	the approval of annual budget of the Group Companies; and

(i)	other corporate transactions to be mutually agreed.

9.	Miscellaneous

9.1	Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to its conflicts of law principles thereof.

9.2	Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter shall be finally settled by arbitration. The place and seat of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”). The number of arbitrators shall be three (3). Each Party shall appoint one arbitrator and the third arbitrator, who shall serve as chairperson of the arbitral tribunal, shall be selected by the mutual agreement of the first two arbitrators. Any arbitrator that is not so appointed shall instead be appointed in accordance with the HKIAC Rules. The language to be used in the arbitration proceedings shall be English. The award of the arbitral tribunal shall be final, conclusive and binding upon the Parties. Judgment upon any award may be entered and enforced in any court having jurisdiction over a Party or any of its assets. For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement, including any defenses based on lack of personal jurisdiction or inconvenient forum.

9.3	Counterparts. This Agreement may be executed and delivered (including by electronic transmission in PDF format or by facsimile transmission) in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.4	Notices. Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, fax, electronic mail or similar means to such Party. Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected at the expiration of two days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid.

9.5	Successors and Assigns. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Neither this Agreement nor any of the rights or obligations of any Party may be assigned by any Party without the prior written consent of the other Party. Notwithstanding the foregoing, without the prior written consent of any other Party, the rights and obligations of a Holder may be assigned in accordance with Section 2.12.

9.6	Headings and Titles. Headings and titles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.7	Entire Agreement; Amendments and Waivers. This Agreement constitutes the full and entire understanding and agreement among the Parties with regard to the subjects hereof and thereof, and supersedes all other agreements between or among any of the Parties with respect to the subject matter hereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of both Parties.

9.8	Severability. If a provision of this Agreement is held to be unenforceable under applicable Laws, such provision shall be excluded from this Agreement and the remainder of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

9.9	Further Assurances. The Parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the intent of this Agreement.

9.10	Rights Cumulative. Each and all of the various rights, powers and remedies of a Party hereto will be considered to be cumulative with and in addition to any other rights, powers and remedies which such Party may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such Party.

9.11	No Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy power hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.

9.12	No Presumption. The Parties acknowledge that any applicable Law that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and is expressly waived. If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any Party or its counsel.

9.13	Specific Performance. The Parties acknowledge and agree that irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine if any of the provisions of this Agreement are not performed in accordance with their specific terms. Accordingly, in addition to any other right or remedy to which a Party may be entitled, at law or in equity, it shall be entitled to seek enforcement of any provision of this Agreement by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other undertaking. The Parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

9.14	Adjustments for Share Splits, Etc. Wherever in this Agreement there is a reference to a specific number of Shares, then, upon the occurrence of any subdivision, combination or share dividend of the Shares, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding Shares of such class or series of shares by such subdivision, combination or share dividend.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

RENESOLA LTD

/s/ Julia Xu
By:	Julia Xu
Title:	Director

[Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

XIANSHOU LI

By:	/s/ Xianshou Li
Name: Xianshou Li

RENESOLA SINGAPORE PTE. LTD.

By:
Name:
Title:

CHAMPION ERA ENTERPRISES LIMITED

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

SHAH CAPITAL OPPORTUNITY FUND LP

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing General Partner

[Signature Page to Investor Rights Agreement]

Schedule I

Adverse Persons

Azure Power Global Limited
Canadian Solar Inc.	阿特斯阿特斯阳光电力集团
Daqo New Energy Corp.	重庆大全新能源有限公司
Enphase Energy
First Solar, Inc.
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
JinkoSolar Holding Co.	晶科能源控股有限公司
Sunrun Inc.
Scatec Solar
SolarEdge Technologies Inc.
SunPower Corporation
Sunnova Energy Corp.
Terraform Power
Vivint Solar Inc.
The State Development & Investment Corporation	国家开发电力投资公司
Apple Inc.
Amazon.com, Inc.
Google LLC
New Hope Group	新希望集团
Ningxia Jiaze New Energy Co., Ltd	宁夏嘉泽新能源股份有限公司
Kong Sun Holdings Ltd.	江山控股有限公司

China Merchants New Energy Group Ltd	招商新能源
Zhongli Group	中利集团
China National Building Material Group Co.Ltd.	中建材集团有限公司
China Energy Conservation and Environmental Protection Group	中国节能环保集团有限公司
Trina Solar Limited	天合光能股份有限公司
Longi Group	隆基股份
JA Solar Holdings	晶澳太阳能有限公司
Risen Energy Co., Ltd.	东方日升新能源股份有限公司
Jiangsu Akcome Science	江苏爱康科技股份有限公司
Brookfield Renewable Partners
GCL-power	协鑫（集团）控股有限公司
Sf-suntech	常州顺风尚德光电系统集成有限公司
Yingli Green Energy Holding Company Limited	英利集团
Chint Group	正泰集团
Beijing Enterprises Group Co. Ltd	北京控股集团有限公司
The China Three Gorges Corporation	中国长江三峡集团有限公司
China Datang Corporation Ltd.	中国大唐集团有限公司
State Power Investment Corporation	国家电力投资集团有限公司
China Huaneng Group Co., Ltd.	中国华能集团公司
CHN Energy	国家能源集团

China Huadian Corporation LTD.	中国华电集团有限公司
China General Nuclear Power Group	中国广核电力股份有限公司
China Resources	华润集团
Électricité de France S.A.
Engie
Tianjin ZHONGHUAN Semiconductor Joint-STOCK Co, Ltd.	中环股份
Hanwha Group	韩华集团
SUNOWE Photovoltaic (Zhejiang Sunflower Light Energy Science & Technology LLC)	浙江向日葵光能科技股份有限公司(向日葵)
TBEA Co., Ltd.	特变电工股份有限公司
Clenergy (Xiamen) Tech	清源科技（厦门）股份有限公司
Power Construction Corporation of China	中国电力建设集团有限公司
China Energy Engineering Corporation	中国能源建设集团有限公司
Linuo Group Holdings Co., Ltd	力诺集团
Ningbo Shanshan Co., Ltd	宁波杉杉股份有限公司
Shenergy Group Company Limited	申能股份有限公司
Tongwei Group Co., Ltd.	通威集团
Hanergy Holding Group Ltd.	汉能控股集团有限公司
Tunghsu Group Co., Ltd	东旭集团
Sungrow Power Supply Co., Ltd.	阳光电源股份有限公司
Huawei Technologies Co., Ltd.	华为
Jiangsu Linyang Energy Co., Ltd.	江苏林洋能源股份有限公司
China Minsheng Investment Group	中国民生投资集团
Shanghai Aerospace Automobile Electromechanical Co.,Ltd.	上海航天汽车机电股份有限公司